Filed by Southwest Airlines Co.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AirTran Holdings, Inc.

Commission File No.: 1-15991

On September 27, 2010, Southwest Airlines Co. (“Southwest”) sent the following email to its operational employees.

From:	Mike Van de Ven
Date:	September 27, 2010
Subject:	Southwest Airlines Signs Definitive Agreement to Acquire AirTran

As you heard this morning, Southwest Airlines has a definitive agreement to acquire AirTran Holdings, Inc., a parent company of AirTran Airways (AirTran). I’m sure that upon hearing the news your mind was filled with surprise and shock, and then questions started to come to mind, namely—what does this mean for Southwest Airlines and what does this mean for me?

In a word? OPPORTUNITIES! For Southwest, we expect network synergies and growth opportunities to create a competitively stronger network. We expect improved financial results. We get first-hand knowledge of some of the complexities of international operations, and we have a fleet that provides us with some additional flexibility with the Boeing 717, our current 737 -300, -500, and -700 mix and potentially a larger 737-800. This decision opens the door for our Company to new opportunities. I am confident that as we work together, we will begin to realize some of these significant benefits.

What does it mean for you?

As the heart and hands of our operation, this will certainly introduce changes for you in the future. Successful closure of our transaction to acquire AirTran will allow us to add new cities, new employees, and a new aircraft type. Clearly there will be changes as we commercially and operationally integrate AirTran into our Company; but, we won’t know all details for quite some time. Today is Day One, and we have many, many days ahead of us to clarify our plans.

For today, and the several months until the deal closes, we will continue to operate “business as usual.” We need you to continue to run a safe operation; continue to take care of your Fellow Employees; and continue to win new Customers over to Southwest Airlines by demonstrating your Positively Outrageous Service. Basically, just be yourself!

A full integration of Southwest Airlines and AirTran into one seamless operation will take several years, and there are several milestones along the way:

•	Department of Justice approval

•	AirTran stockholder approval

•	Legal completion of the transaction

•	Integration of their Customers and reservations

•	Transition to a Single Operating Certificate

This complicated project will be facilitated by a full-time Integration Team which will be focusing on the most important parts of the acquisition, including our People. We have regulations and procedures—both by law and through our collective bargaining agreements–that will guide us.

In the meantime, both Southwest Airlines and AirTran will continue to have separate operations and employees will generally continue to operate under their respective labor agreements, policies, and practices.

Seniority integration is usually top of mind for airline Employees in any acquisition. Seniority List Integration is governed by the provision of the Allegheny-Mohawk legislation which provides for integration of Seniority Lists in a “fair and equitable” manner.

We are tentatively planning to add 150-200 new Pilots and 250-300 new Flight Attendants next year. This is in addition to the people we’ll be bringing on in the future as we work through seniority list integration once we have necessary approvals. Since we haven’t hired Flight Crews since 2008, our hiring Teams will soon begin an aggressive schedule to interview and process qualified candidates. We expect to have 100 Pilots begin new hire training in first quarter 2011, and start rolling into our system in March. Additional Pilot classes will follow as required. Flight Attendant classes also will begin in first quarter 2011, and will include three classes of approximately 100 each. They will start rolling into our system in April. Of course, more flights doesn’t just create the need for more Flight Crews. Rest assured, we will be hiring as needed for our other operational groups as well. Stay tuned for more news on this.

This is indeed a positive deal for many reasons. As Gary said to his Leadership Team, “We are healthy. We have a strong Culture, outstanding Customer Service, excellent operations, a leading brand and Customer Experience, a nationwide route network, the strongest balance sheet, a very strong cash flow outlook, and a comfortable profit outlook.” Not a bad hand to play! This transaction provides significant and strategic expansion opportunities to our domestic route map, namely Atlanta, and other markets such as Washington Reagan and New York LaGuardia.

I know many of you, especially those who are based in our East Coast or Midwest stations, will have friends who are AirTran Crew Members (as they refer to all their employees). Please do not make outreach to AirTran Crew Members at this time. At this time, it’s important that we continue to operate as two independent companies. We should refrain from making promises or predictions, especially about labor or staffing issues. We continue to be competitors until the deal is reviewed and approved by the Department of Justice, we receive the approval of AirTran’s Stockholders, and we can complete the transaction. Once we have a successful closure of the deal, we will work to bring Southwest Airlines and AirTran together as one Company, but for now, we should be sensitive and allow them to absorb the announcement of a definitive agreement to be acquired.

I do want to encourage you, especially at this time, to live our Culture in a vibrant and exciting way. The culture at AirTran is strong, too. They, too, have a Warrior Spirit, and have been running a solid airline operation. So now, it will be more important than ever that we OWN our Culture and demonstrate firsthand what it means to treat your Coworkers and Customers with Golden Rule behavior. We know that Living the Southwest Way with a Warrior Spirit, Servant’s Heart, and Fun-LUVing Attitude is what makes us Southwest Airlines. Let’s always be sure that we are demonstrating the behavior we want to experience ourselves.

Through this process, your Leaders and I commit to honest, frequent, and open communication with you. It’s an exciting time for Southwest Airlines. Our future is bright, and we have excellent opportunities ahead of us. I’m so thankful to have each of you on the frontlines of our operation. You are our brand, you are Southwest Airlines!

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed acquisition of AirTran Holdings, Inc. (“AirTran”) by Southwest Airlines Co. (“Southwest”) will be submitted to the stockholders of AirTran for their consideration. In connection therewith, Southwest will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that will include a proxy statement of AirTran that also constitutes a prospectus of Southwest. Southwest and AirTran also plan to file other documents with the SEC regarding the proposed transaction. SOUTHWEST URGES INVESTORS AND SECURITY HOLDERS OF AIRTRAN TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about Southwest and AirTran, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Southwest will be available free of charge on Southwest’s website at www.southwest.com under the tab “Investor Relations” or by contacting Southwest’s Investor Relations Department at (214) 792-4415. Copies of the documents filed with the SEC by AirTran will be available free of charge on AirTran’s website at www.airtran.com under the tab “Investor Relations” or by contacting AirTran’s Investor Relations Department at (407) 318-5187.

Southwest, AirTran and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of AirTran in connection with the proposed transaction. Information about the directors and executive officers of Southwest is set forth in its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on April 16, 2010. Information about the directors and executive officers of AirTran is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 2, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These include statements relating to Southwest’s plans and expectations with respect to the acquisition of AirTran and the anticipated impact of the acquisition on Southwest’s financial and operational results, including without limitation, the expected impact of the acquisition on (i) Southwest’s strategies and goals; (ii) its growth and competitive position; (iii) its future operations, including fleet plans; and (iv) its integration plans. These forward-looking statements are based on Southwest’s current intent, beliefs, expectations, and projections and are not guarantees of future performance. These statements involve risks, uncertainties, assumptions, and other factors that are difficult to predict and that could cause actual results to vary materially from those expressed in or indicated by them. Factors include, among others, (i) the possibility that the transaction is delayed or does not close, including due to the inability of Southwest and AirTran to obtain all approvals necessary or the failure of other closing conditions; (ii) Southwest’s ability to successfully integrate AirTran’s business and realize the expected synergies from the transaction; (iii) the impact of the economy on demand for air travel and fluctuations in consumer demand generally for the services to be provided as a result of the transaction; (iv) the impact of fuel prices and economic conditions on Southwest’s business plans and strategies; (v) actions of competitors, including without limitation pricing, scheduling, and capacity decisions, and consolidation and alliance activities; and (vi) the impact of governmental regulations on Southwest’s operations.

Southwest cautions that the foregoing list of factors is not exclusive. Additional information concerning these and other risks is contained in Southwest’s and AirTran’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. Southwest undertakes no obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.